40 - 33
Branch 16
811-02756
(AIM High Yield)

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

04052692

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 04 2004
WASH, D.C.
185

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

September 27, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Boyce v IFG and AIM\CorAL-092704SEC.doc
092704 (1) vxv

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Certificate of Financially Interested Parties** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

United States District Court
Southern District of Texas
Houston Division

Richard Tim Boyce, Plaintiff, -against- A I M Management Group, Inc., et al., Defendants.	Civil Action No. H-04-2587

Certificate of Financially Interested Parties

This case is brought by Richard Tim Boyce as a purported class action on behalf of shareholders of mutual funds in the AIM and INVESCO families of funds, even though Mr. Boyce allegedly owns shares of only the AIM European Fund (the "Fund"). Defendants A I M Management Group, Inc., INVESCO Funds Group, Inc., AIM Investment Services, Inc., A I M Advisors, Inc., Robert H. Graham and Mark H. Williamson believe that the following persons and entities have a possible financial interest in the outcome of this case:

1. the Fund, as defined above
2. A I M Advisors, Inc.
3. A I M Management Group, Inc.
4. INVESCO Funds Group, Inc.
5. AIM Investment Services, Inc.

6. Frank S. Bayley
7. Bruce L. Crockett
8. Albert R. Dowden
9. Edward K. Dunn, Jr.
10. Jack M. Fields
11. Carl Frischling
12. Prema Mathai-Davis
13. Lewis F. Pennock
14. Ruth H. Quigley
15. Robert H. Graham
16. Mark H. Williamson
17. ICI Mutual Insurance Company
18. Certain Underwriters at Lloyds, London
19. Certain London Market Insurance Companies
20. Zurich American Insurance Company
21. Gulf Insurance Company
22. Executive Risk Indemnity, Inc.
23. Twin City Fire Insurance Company
24. Greenwich Insurance Company
25. AMVESCAP PLC
26. AVZ, Inc.

Dated: September 20, 2004

/s/

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
Tel. (212) 575-4700
Fax (212) 575-6560

/s/

Michael K. Oldham
Gibbs & Bruns, LLP
1100 Louisiana, Ste 5300
Houston, TX 77002
Tel. (713) 751-5268
Fax (713) 750-0903

/s/

Charles S. Kelley
Mayer, Brown, Rowe & Maw LLP
700 Louisiana, Ste 3600
Houston, TX 77002
Tel. (713) 547-9634
Fax (713) 632-1834

Counsel for Defendants
A I M Management Group, Inc.,
INVESCO Funds Group, Inc.,
AIM Investment Services, Inc.,
A I M Advisors, Inc.,
Robert H. Graham,
and Mark H. Williamson